SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009
_________________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated March 16, 2009 regarding a Telefónica de Argentina S.A. ADRs Purchase

2	Letter to the Buenos Aires Stock Exchange dated March 17, 2009 regarding a correction to the aforementioned letter dated March 16, 2009

Item 1

Telefónica de Argentina S.A.
 Telefónica Móviles Argentina S.A.
Telefónica Internacional S.A.

Buenos Aires, March 16th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. ADRs Purchase

Dear Sirs,

We are writing to you on behalf of Telefónica de Argentina S.A. (“TASA”), Telefónica Móviles Argentina S.A. (“TMA”) and Telefónica Internacional S.A. (“TISA”), setting address at Ingeniero Enrique Butty 240, 15th floor, Buenos Aires City, in order to advise that on this day, TMA has agreed to buy from TISA the number of 17,460,501 ADRs of TASA, each ADR representing 40 registered common Class B shares of stock, of $0.10 par value each and entitled to one vote per share, representing 10% of TASA capital stock and votes.  This way, TMA shall hold 29.56% of TASA capital stock, represented by 2,064,587,033 shares of 1 vote each.

The agreement between TISA and TMA foresees a successive transaction scheme until finalizing the transfer of the total number of ADRs indicated above.  For this reason, upon completion of the transaction, the Stock Exchange will be advised again on the shareholding in TASA.

This transaction is performed overall for $ 574,796,258.60 (Five Hundred Seventy Four Million, Seven Hundred Ninety Six Thousand, Two Hundred Fifty Eight Pesos and Sixty Cents), representing $ 0.0822995095 per share.

Yours sincerely,

Pablo Luis Llauró	Santiago Barca
Telefónica de Argentina S.A.	Telefónica Móviles Argentina S.A.
Telefónica Internacional S.A.

Item 2

Telefónica de Argentina S.A.
 Telefónica Móviles Argentina S.A.
Telefónica Internacional S.A.

Buenos Aires, March 17th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. ADRs Purchase
Rectification Letter

Dear Sirs,

We are writing to you on behalf of Telefónica de Argentina S.A. (“TASA”), Telefónica Móviles Argentina S.A. (“TMA”) and Telefónica Internacional S.A. (“TISA”), setting address at Ingeniero Enrique Butty 240, 15th floor, Buenos Aires City, further to the letter submitted yesterday regarding TMA purchase of 17,460,501 ADRs from TASA.

In such respect, please be advised that the price per share for such transfer is $ 0.822995095 rather than $ 0.0822995095 as it was wrongly stated.

Yours sincerely,

Pablo Luis Llauró	Santiago Barca
Telefónica de Argentina S.A.	Telefónica Móviles Argentina S.A.
Telefónica Internacional S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	March 17, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel